UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Inpixon

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

45790J503

(CUSIP Number)

Chris Wiegand

c/o Jibestream Inc.

455 Dovercourt Rd., Suite 101

Toronto, Ontario M6H 2W3

(647) 869-4778

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Chris Wiegand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,458,173 shares (1)
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,458,173 shares (1)
	10	SHARED DISPOSITIVE POWER 0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,458,173 shares (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Represents (i) 1,761,076 shares of common stock, par value $0.001 per share (the “Common Stock”), of Inpixon (the “Issuer”), of which 75,257 shares of Common Stock are subject to forfeiture, and (ii) 697,097 shares of Common Stock issuable upon the receipt of stockholder approval, as required by the Nasdaq Listing Rules.

(2)	The ownership percentage set forth in this Schedule 13D is calculated using a denominator of 35,705,533, the sum of (i) 35,008,436 shares of Common Stock outstanding as of August 19, 2019, as reported in the Current Report on Form 8-K filed by the Issuer on August 19, 2019, and (ii) 697,097 shares of Common Stock that the Reporting Person (as defined herein) would receive in the event the Issuer obtains stockholder approval for such shares, as required by the Nasdaq Listing Rules.

Schedule 13D

Item 1.             Security and Issuer.

This statement relates to the common stock, $0.001 par value per share (the “Common Stock”), of Inpixon (the “Issuer”) having its principal executive office at 2479 East Bayshore Road, Suite 195, Palo Alto, California 94303.

Item 2.             Identity and Background.

This statement is being filed by Chris Wiegand, an individual and a Canadian citizen (the “Reporting Person”).

The address of the principal business office of the Reporting Person is 455 Dovercourt Rd., Suite 101, Toronto, Ontario M6H 2W3.

The Reporting Person is the founder and Chief Executive Officer of Jibestream Inc., a Canadian federal corporation with its principal business office at 455 Dovercourt Rd., Suite 101, Toronto, Ontario M6H 2W3 (“Jibestream”). In addition, following the Issuer’s acquisition of Jibestream, the Reporting Person serves as the Vice President of Maps of the Issuer.

During the five years prior to the date hereof, the Reporting Person has not been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.             Source and Amount of Funds or Other Consideration.

On August 15, 2019 (the “Closing Date”), pursuant to the terms of a Share Purchase Agreement, dated as of July 9, 2019, as amended on August 8, 2019 by an amendment to the Share Purchase Agreement (“Amendment No. 1”) and on August 15, 2019 by a second amendment to the Share Purchase Agreement (“Amendment No. 2”) (as so amended, the “Purchase Agreement”), by and among the Issuer, Inpixon Canada Inc., a wholly owned subsidiary of the Issuer (the “Purchaser”), Jibestream, each of the persons set forth on Exhibit A of the Purchase Agreement (each, a “Vendor” and collectively, the “Vendors”) and the Reporting Person, as a Vendor and Vendors’ representative, the Purchaser purchased all of the issued and outstanding shares of Jibestream from the Vendors in exchange for consideration of: (i) CAD $5,000,000 (the “Cash Consideration”), plus an amount equal to all cash and cash equivalents held by Jibestream at the closing, minus, if a negative number, the absolute value of the Estimated Working Capital Adjustment (as defined in the Purchase Agreement), minus any amounts loaned by the Purchaser to Jibestream to settle any Indebtedness (as defined in the Purchase Agreement) or other fees, minus any cash payments to the holders of outstanding options to settle any in-the-money options, minus the deferred revenue costs of $150,000, and minus the costs associated with the audit and review of the financial statements of Jibestream required by the Purchase Agreement (collectively, the “Estimated Cash Closing Amount”); plus (ii) a number of shares of the Issuer’s common stock, equal to CAD $3,000,000, after application of the exchange rate quoted by the Royal Bank of Canada as of August 15, 2019 (the “Exchange Rate”), divided by $0.2775 per share (the “Price Per Share”) (such transactions collectively referred to as the “Transaction”). To the extent that the Estimated Cash Closing Amount is a negative number, the number of shares of the Issuer’s common stock will be reduced by the Estimated Cash Closing Amount, adjusted to U.S. dollars based on the Exchange Rate, divided by the Price Per Share. As a result of the Transaction, Jibestream was acquired by, and became an indirect wholly owned subsidiary of the Issuer.

At the closing of the Transaction, the Reporting Person sold his Jibestream Shares and received 1,761,076 shares of the Issuer’s common stock (the “Inpixon Shares”). Of such shares, 75,257 shares are subject to forfeiture (the “Holdback Shares”) to secure the indemnification and other obligations of the Reporting Person to the Purchaser arising out of or pursuant to Article VIII of the Purchase Agreement and, at the option of the Purchaser, to secure the obligation of the Reporting Person to pay any adjustment to the Purchase Price pursuant to Section 2.5 of the Purchase Agreement. The Holdback Shares are to be governed by the terms and conditions set out in Section 2.6 of the Purchase Agreement, and are to be paid to the Reporting Person in whole or in part, or retained by the Purchaser in whole or in part, subject to the terms and conditions set out therein.

In addition, in accordance with the terms of the Purchase Agreement, as part of the consideration for the Jibestream Shares, the Reporting Person is entitled to receive an additional 697,097 shares of the Issuer’s common stock (the “Excess Shares”), which will be issued to the Reporting Person upon the receipt of stockholder approval of such shares, as required by the Nasdaq Listing Rules (the “Stockholder Approval”). In the event that the Stockholder Approval is not obtained on or prior to December 31, 2019, the Issuer shall pay to the Reporting Person a cash amount equal to the aggregate of the Excess Shares multiplied by the Price Per Share and any obligation to issue or deliver the Excess Shares to the Reporting Person will be terminated.

The Inpixon Shares, the Holdback Shares and the Excess Shares are referred to collectively as the “Shares”. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Registration Rights

On or before the thirtieth (30th) day from the Closing Date (the “Filing Date”), the Issuer will file an “evergreen” shelf registration statement on Form S-1 or Form S-3 pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), providing for an offering of the shares of the Issuer’s common stock issued pursuant to the Purchase Agreement on a continuous basis (the “Registration Statement”) and will use best efforts to cause the Registration Statement to become effective no later than the date that is 30 days after the Filing Date, and in any event as soon as practicable after such filing.

Non-Competition and Non-Solicitation

In accordance with the terms of the Purchase Agreement, for a period of two years commencing on the Closing Date, and subject to certain customary carve-outs, the Reporting Person agreed that he will not, and will not permit any of his Affiliates (as defined in the Purchase Agreement) to, directly or indirectly:

(A) (i) engage in or assist others in engaging in a business that directly competes with the Business (as defined in the Purchase Agreement) in Canada, the United States, the Middle East and Australia (collectively, the “Territory”); (ii) have an interest in any Person that engages directly or indirectly in a business that directly competes with the Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) intentionally interfere in any material respect with the business relationships between Jibestream and customers or suppliers of the Jibestream;

(B) hire or solicit any individual employed by Jibestream as of the date of the Purchase Agreement (each, an “Employee”) or encourage any Employee to leave his or her employment or hire any Employee who has left such employment, except pursuant to general advertisements, posts or similar solicitations or activities that are not directed specifically to any such Employees; and

(C) solicit or entice, or attempt to solicit or entice, any clients or customers of Jibestream or potential clients or customers of Jibestream for purposes of diverting their business or services from Jibestream.

The description of the Purchase Agreement is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the full text of the Purchase Agreement, Amendment No. 1 and Amendment No. 2, copies of which are filed herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, and which are incorporated herein by reference.

Item 4.             Purpose of Transaction.

The information set forth in Items 3 and 5 is hereby incorporated by reference in its entirety in this Item 4.

The Shares were acquired for investment purposes.  Depending on market conditions, his continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Person may dispose of or acquire additional shares of the Issuer.

The Reporting Person does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Person reserves the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of business, to the extent deemed advisable in light of his general investment and trading policies, market conditions or other factors. The Reporting Person may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Person or others of shares of the Issuer’s common stock held by such stockholders.

The Reporting Person may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, the Reporting Person does not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

The Reporting Person is the record owner of the Shares, which represent an aggregate of 2,458,173 shares of Common Stock.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by Reporting Person is set forth on Line 13 of the cover sheet.  Such ownership percentage is calculated using a denominator of 35,705,533, the sum of (i) 35,008,436 shares of Common Stock outstanding as of August 19, 2019, as reported in the Current Report on Form 8-K filed by the Issuer on August 19, 2019, and (ii) 697,097 shares of Common Stock that the Reporting Person (as defined herein) would receive in the event the Issuer obtains stockholder approval for such shares, as required by the Nasdaq Listing Rules

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheet.

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheet.

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheet.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheet.

(c)	Except as set forth in Item 3 above, the Reporting Person has not effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Person.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Item 3 and Item 4 are incorporated herein by reference in their entirety.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1* –	Share Purchase Agreement, dated July 9, 2019, by and among Inpixon, Inpixon Canada, Inc., Jibestream Inc., the Vendors, and Chris Wiegand, in his capacity as the Vendors’ Representative. (1)

Exhibit 99.2* –	Amendment to Share Purchase Agreement, dated as of August 8, 2019, by and among Inpixon, Inpixon Canada, Inc., Chris Wiegand, in his capacity as the Vendors’ Representative, any other shareholder who subsequently signs an adoption agreement, and Jibestream Inc. (2)

Exhibit 99.3 –	The Second Amendment to the Share Purchase Agreement, dated August 15, 2019, by and among Inpixon, Inpixon Canada, Inc., Jibestream Inc, and Chris Wiegand, in his capacity as the Vendors’ representative. (3)

*	Certain schedules, exhibits and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. Inpixon hereby undertakes to furnish copies of such omitted materials supplementally upon request by the U.S. Securities and Exchange Commission.

(1)	Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-36404) filed with the U.S. Securities and Commission by the Issuer on July 11, 2019.

(2)	Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-36404) filed with the U.S. Securities and Commission by the Issuer on August 9, 2019.

(3)	Incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K (SEC File No. 001-36404) filed with the U.S. Securities and Commission by the Issuer on August 19, 2019.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 26, 2019

/s/ Chris Wiegand
Chris Wiegand